2009 Exploration Plans
Garnet Project
Grant Hartford Corporation

Goals and objectives

     One of the primary goals of the 2009 exploration season will focus on final definition of the Nancy Hanks/Dewey and the E. Dewey/Shamrock vein systems. We will do the final development drilling on the vein systems explored during 2008 which will allow us to block out mineable underground reserves. We will also investigate several promising high grade intercepts in this system which we didn't get to in 2008. These will help further define the Nancy Hanks/ Dewey high grade vein system.

     We also will revisit the Shamrock/E. Dewey vein system that was drilled in 2008. This area has more complex structural elements than the Nancy Hanks area. We will do in-fill definition drilling here to better define the mineable underground reserves. We also hope to drill several core holes for better structural definition in this system.

     Underground development in the Nancy Hanks/Dewey zone will be investigated as a means to extract some of the high grade material, better understand underground mining potential, and create underground drill access for better ore definition.

     There are several high grade intercepts encountered by Pegasus in the Willie and the Tostman vein systems which will be explored this season. We will begin 2009 exploration in the Willie zone as it will be easiest to access first. Exploration in these ore zones was planned for 2008, but was not completed.

     Investigate geology of the tailings pond and mill areas to ensure there are no mineable ore bodies under them.

     Re-examine Pegasus trench data and plan sampling/drilling based on these surface exposures. Soil sampling and geophysical results completed by Pegasus will be used to look for new targets.

     Acquisition and implementation of geologic software will be completed in 2009. In-put of all historic and modern data, including drill hole data, topography, geologic information, and historic workings. This software will be used to create new high grade underground and low grade pit reserve calculations as well as to assist in exploration planning and mine planning.

Target Areas

Nancy Hanks Pit

Finish examination of the veins encountered in P7-9 and GHN43-08. Drill two deep (300'+) holes in pit bottom to check extension of the vein systems at depth.

N. Nancy Hanks/Dewey

Complete in-fill drilling in the vein system north of the pit. Drill areas between NH73-92 and NH7-89, NHC2-91 and GHD 7-08, NH65-92 and NH8-89, and NHC4-91 and NH25-90 to define mineable high grade veins and further define pit grade material

Dewey

Investigate the area north of the Dewey shaft between 1006800E and 1007000E.

Shamrock

Drill areas near holes NHC3-91, NH34-90, and between NH84-92 and NH30-90. Explore east and west of NH83-92 and between NH41-91 and GHS1-08. Drill at least 2 core holes to help better define structure for help in mine planning. Look at area north of 963350N and between 1006750E and 1007200E for possible exploration.

Tostman (Cascade)

Work at the Tostman will begin by drilling east and west of holes NHC5-91/NH44-91 and NH53-91. Pegasus reported high grade intercepts in these holes. There is over 200' between these intercepts and has a good potential to be a continuous ore body.

Willie

The Willie system will be examined for continuation of a quartz vein structure found during Pegasus exploration. The Pegasus drilling here found a high grade vein with a wider pit grade zone surrounding it. There are also historic workings with production records indicating an average grade of 1.0 opt Au. Holes will be drilled east and west of this intercept to expand the mineable reserves.

Lead King

The Lead King area was a large producer, with most recent records showing average production of around 1.07 opt Au. We will try to access the workings by opening a portal in First Chance Gulch. Underground mapping and sampling will be conducted as time and safety allow. Drilling may be conducted later in 2009.

Conclusion

     During 2008, with limited resources, we were able to confirm many of the Pegasus ore intercepts and prove that there is a huge potential to expand mineable reserves both in the high grade underground category and lower grade pit material.

     Good working relationships were established with key contractors in 2008. A contract has been signed for 2009 drilling with O'Keefe and they will perform all RC drill work in 2009. Surface work will be performed by Sholty who did all drill pad creation and reclamation work in 2008. Several survey questions between the old local system and the new state plane system were solved in 2008. Control points using the new system were established for future survey needs. An underground mining contractor will be consulted on mining methods and costs.

     Geophysical data collected by Pegasus is being re-evaluated. This data will be used for identifying new target zones as well as areas lacking in data.

     The work we complete in 2009 in addition to data already collected will allow us to create a mine model and assist in process design and development. Samples collected in 2008 will be used to identify ore composition, assist in process design, and establish cut-off grades for mine planning.

     We are looking forward to an exciting 2009 exploration season which promises to expand our knowledge of the Garnet mining district and expand our mineable reserves.